UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Global Business Travel Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37890B 100

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37890B 100

1. Names of Reporting Persons.
APSG Sponsor, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,569,384

9. Sole Dispositive Power

10. Shared Dispositive Power
34,569,384

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,569,384
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
50.0%
14. Type of Reporting Person
PN

CUSIP No. 37890B 100

1. Names of Reporting Persons.
AP Caps II Holdings GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,569,384

9. Sole Dispositive Power

10. Shared Dispositive Power
34,569,384

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,569,384
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
50.0%
14. Type of Reporting Person
OO

CUSIP No. 37890B 100

1. Names of Reporting Persons.
Apollo Principal Holdings III, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,569,384

9. Sole Dispositive Power

10. Shared Dispositive Power
34,569,384

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,569,384
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
50.0%
14. Type of Reporting Person
PN

CUSIP No. 37890B 100

1. Names of Reporting Persons.
Apollo Principal Holdings III GP, Ltd.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,569,384

9. Sole Dispositive Power

10. Shared Dispositive Power
34,569,384

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,569,384
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
50.0%
14. Type of Reporting Person
FI

Schedule 13D/A

Amendment No. 1

The information in this Amendment No. 1 to Schedule 13D (this “Amendment” or this “13D/A”) amends and supplements the Schedule 13D (the “Original Schedule 13D,” and, as amended, the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission by the Reporting Persons therein described on June 1, 2022, relating to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Global Business Travel Group, Inc. (the “Company” or the “Issuer”).

Except as set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein without definition have the meaning assigned thereto in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following information:

The descriptions of the Tender and Support Agreement and Exchange Offer Side Letter (each as defined below) set forth in Item 6 are hereby incorporated into this Item 4 by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by adding the following information:

On September 9, 2022, the Company announced the commencement of an exchange offer (the “Exchange Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding public warrants and private placement warrants (collectively, the “Warrants”).

The Company is offering to all holders of the Warrants the opportunity to receive 0.275 shares of Class A Common Stock in exchange for each Warrant tendered by the holder and exchanged pursuant to the Exchange Offer. Pursuant to the Exchange Offer, the Company is offering up to an aggregate of 10,849,043 shares of its Class A Common Stock in exchange for the Warrants.

Concurrently with the Exchange Offer, the Company is soliciting consents from holders of the Warrants to amend the warrant agreement that governs all of the Warrants (the “Warrant Agreement”) to permit the Company to require that each Warrant that is outstanding upon the closing of the Exchange Offer be converted into 0.2475 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Exchange Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the vote or written consent of holders of at least 50% of the outstanding Public Warrants and 50% of the outstanding Private Placement Warrants are required to approve the Warrant Amendment.

In connection with the Exchange Offer, holders representing approximately 40.56% of the public warrants and 100% of the private placement warrants, including the Sponsor, entered into a tender and support agreement with the Company, dated as of September 8, 2022 (the “Tender and Support Agreement”), pursuant to which the holders have agreed to tender their Warrants in the Exchange Offer and to consent to the Warrant Amendment in the Consent Solicitation.

In connection with the Tender and Support Agreement, the Sponsor entered into an Exchange Offer Side Letter with the Company (the “Exchange Offer Side Letter”), pursuant to which the Sponsor’s obligations under the Tender and Support Agreement are subject to the Company’s satisfaction of, among other things, an undertaking that the board of directors of the Company will approve the issuance of securities to, and the sale of securities by, the Sponsor in the Exchange Offer as exempt transactions for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

The foregoing descriptions of the Tender and Support Agreement and the Exchange Offer Side Letter are not complete and are qualified in their entirety by reference to the Tender and Support Agreement and the Exchange Offer Side Letter, which are filed as Exhibit F and Exhibit G hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by adding the following information:

Exhibit	Description
Exhibit F	Tender and Support Agreement, dated September 8, 2022, between the Global Business Travel Group, Inc. and each of the persons listed on Schedule A and Schedule B thereto (incorporated by reference to Exhibit 10.33 to the Issuer’s Registration Statement on Form S-4 filed with the SEC on September 9, 2022).
Exhibit G	Exchange Offer Side Letter, dated September 9, 2022, between the Global Business Travel Group, Inc. and APSG Sponsor, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2022

APSG SPONSOR, L.P.

By:	AP Caps II Holdings GP, LLC,
its general partner

	By:	Apollo Principal Holdings III, L.P.,
its managing member

		By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

			By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

AP Caps II Holdings GP, LLC

By:	Apollo Principal Holdings III, L.P.,
its managing member

	By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

		By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

Apollo Principal Holdings III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

	By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

Apollo Principal Holdings III GP, Ltd.

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President